UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the calendar year ended December 31, 2008

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ___________ to ___________

Commission File Number: 000-15827

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Sharper Image 401(k) Savings Plan

1255 Treat Boulevard Suite 300

Walnut Creek CA 94597

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TSIC Inc, f/k/a Sharper Image Corporation

1255 Treat Boulevard Suite 300

Walnut Creek CA 94597

The Sharper Image

401(k) Savings Plan

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

AUDITED FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, as of December 31, 2008 and 2007	4

Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2008 and 2007	5

Notes to Financial Statements	6-11

OTHER INFORMATION:

Signatures Page	12

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	13

Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee,

The Sharper Image 401(k) Savings Plan

Walnut Creek, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1, the Plan’s Administrative Committee approved to terminate the Plan on August 6, 2008, and the Plan was terminated effective September 30, 2008. In accordance with accounting principles generally accepted in the United States of America, the Plan changed to the liquidation basis of accounting on August 6, 2008.

/s/ BDO Seidman, LLP
San Francisco, CA
June 16, 2009

The Sharper Image

401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	December 31,
	2008	2007
ASSETS
Cash	$ -	$ 3,912

Investments at Fair Value
Mutual funds	-	9,459,503
Money market fund	-	2,059,148
Common collective trust	-	147,635
Sharper Image Corp. unitized common stock	-	216,355
Participant loans	-	437,435

Total Investments	-	12,320,076

Participant contributions receivable	-	66,634

Total Assets	-	12,390,622

LIABILITIES
Excess contributions refundable	-	58,124

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	-	12,332,498

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment
contracts	-	(1,699)

NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 12,330,799

See Notes to Financial Statements

The Sharper Image

401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Year Ended December 31,
	2008	2007
ADDITIONS TO NET ASSETS:
Investment income (loss):
Net depreciation in fair value of investments	$ (1,500,369)	$ (311,671)
Interest and dividend income	78,545	805,716

Total net investment income (loss)	(1,421,824)	494,045

Participant contributions	423,581	1,117,600

Total additions	(998,243)	1,611,645

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants and beneficiaries	11,302,468	2,023,649
Administrative expenses	30,088	31,824

Total deductions	11,332,556	2,055,473

NET DECREASE IN NET ASSETS	(12,330,799)	(443,828)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,330,799	12,774,627

End of year	$ -	$ 12,330,799

See Notes to Financial Statements

The Sharper Image

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of The Sharper Image 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General- The Plan was established on April 1, 1994 and has since been amended and restated effective January 1, 2002. The Plan is a defined contribution plan covering all employees of TSIC Inc., f/k/a Sharper Image Corporation (the “Company”) who have completed one year of service with at least 1,000 hours and are age twenty-one or older and who are not covered by a collective bargaining agreement, a non-resident alien who received no U.S. income, and an individual who becomes an employee as a result of a Code Section 410(b)(6)(C) transaction. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On February 19, 2008 the Company commenced reorganization proceedings under Chapter 11 of the United States Bankruptcy Code. As a result, on February 29, 2008 the NASDAQ Stock Exchange delisted the SHRP Common Stock. On April 25, 2008, Sharper Image Corporation (“Sharper Image”) filed a motion in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in its chapter 11 case (Case No. 08-10322 (KG)) seeking, among other things, authority to sell all or substantially all of its assets (the “Sale”), including the use of its name pursuant to a certain Asset Purchase Agreement. On May 30, 2008, the Bankruptcy Court approved the Sale and the Asset Purchase Agreement.

In April 2008, the Plan restricted the ability for participants to transfer into, take a loan from or set investment elections in the Sharper Image Corp. Unitized Common Stock Fund. Current balances were permitted to remain within the common stock fund; however, any sales would be final. Effective April 23, 2008, any investment elections previously in the Sharper Image Corp. Unitized Common Stock Fund were redirected to the BlackRock Money Market Fund.

As a result of the Sale, the Plan’s Administrative Committee approved to terminate the Plan on August 6, 2008, and the Plan was terminated effective September 30, 2008. In accordance with accounting principles generally accepted in the United States of America, the Plan changed to the liquidation basis of accounting on August 6, 2008. Acceptance of contributions was discontinued effective August 30, 2008. Individuals who were terminated after January 1, 2008 as a result of the closure of stores, head office, distribution centers and the Sale, became immediately 100% vested in their account balance including Company matching contributions. As of the end of the Plan year, all assets of the Plan were distributed.

Contributions- Each year, participants may defer from 1% to 20% of their pre-tax annual compensation, not to exceed the maximum deductible amount allowed under the IRC, which for the years ended December 31, 2008 and 2007 was $15,500. Participants may also rollover into the Plan investments from other qualified defined benefit or contribution plans. Additionally, participants aged 50 or older may elect to contribute catch-up contributions up to $5,000 for Plan years ended 2008 and 2007. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A. (“PNC”), in one or more of the available investment funds as directed by Plan participants, including the common stock of the Company, which is unitized to facilitate daily allocations. Income or loss from each fund is allocated to participants’ accounts based on balances prior to such allocation.

Each Plan year, the Company may elect to make discretionary matching contributions, as defined in the Plan. The Company made no employer-matching contributions for the years ended December 31, 2008 and 2007.

Participant Accounts- Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and allocations of Plan earnings or losses. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts remain in the Plan and will be applied first to the restoration of participant’s forfeitures and then for the payment of administrative expenses.

The Sharper Image

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Participants begin to vest 20% per year in the Company’s matching contributions, plus earnings thereon, after one year of service and 1,000 hours of service for that year, and become fully vested after five years of credited service.

As mentioned above, in connection with the termination of the Plan, any participants of the Plan who terminated employment with the Company on or after January 1, 2008 became fully vested in their account balances.

Participant Loans- The Plan allows each participant to borrow a minimum of $1,000 and up to a maximum of 50% of the fair market value of the participant’s vested account balance or $50,000. Loans may be requested for any reason and participants are allowed only one loan outstanding at a time. As of December 31, 2008, there were no loans outstanding. As of December 31, 2007, there were 76 loans outstanding with contractual interest rates ranging from 5.00% to 9.25%. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Loans generally must be repaid over a period not to exceed 5 years, unless used to purchase a primary residence, in which case, the Plan Administrator will determine the term of the loan.

Any loans with an outstanding balance as of the termination date of the Plan were deemed paid in full upon final distribution of participant funds.

Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution, including rollover of their vested interest to a qualified retirement plan or Individual Retirement Account (IRA), or continue as a participant in the Plan without receiving any future employer-matching contributions. Terminated participants with an account balance of less than $1,000 will automatically receive a lump sum distribution. Net assets available for benefits as of December 31, 2007, include amounts due to terminated participants who have requested distributions that have not been made as of the Plan year end. Benefits are recorded when paid. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Upon the termination and closure of the Plan, any participants who did not request a distribution or provide rollover information to the Plan administrator were a) distributed by way of check for any balances under $1,000 or b) rolled over into a PNC administered IRA account for any balances over $1,000. Accounts under $1,000 distributed by check and over $1,000 rolled over into PNC IRA accounts totaled $5,878 and $840,228 respectively.

Plan Termination- As discussed above, the Plan was terminated effective September 30, 2008 as per its right under ERISA and according to the Plan Document. During 2008, the Plan distributed all of its assets to the remaining participants who had account balances.

Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for the amendment to the standardized prototype was issued by the Internal Revenue Service on November 19, 2001. The Plan has not yet applied for its own determination letter and has subsequently been amended since PNC received this letter; however, the Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The financial statements of the Plan have been prepared on the liquidation basis of accounting from August 6, 2008. Liquidation basis requires that all investments be recorded at fair market value. The adoption of the liquidation basis of accounting did not result in a material change from the accrual basis of accounting.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007.

The Sharper Image

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

As of January 1, 2008, the Plan has adopted SFAS No. 157, “Fair Value Measurements”. (See Note 4 “Fair Value Measurements”) There was no material impact to the statement of net assets available for benefits and statement of changes in net assets available for benefits of the Plan upon adoption of SFAS 157.

Management Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts- As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the CCT as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Forfeiture Accounts- Forfeitures from non-vested participant accounts are generally used to pay Plan expenses. As of December 31, 2008 and 2007, the outstanding balance in the forfeiture account totaled $0 and $1,959, respectively. For the years ended December 31, 2008 and 2007, $25,313 and $31,824 respectively, of forfeitures were used to pay Plan expenses. Beginning June 2005, forfeitures arising as a result of unclaimed (stale dated) checks from participant distributions were used to pay Plan expenses. A total of $2,832 in unclaimed checks was forfeited and funds used to pay Plan expenses in the period from June 2005 to December 2008.

Investment Valuation and Income Recognition- The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds represent investments with various investment managers. The fair value of these investments are determined by reference to the investment manager’s valuation of its underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2008 and 2007.

Collective trust funds have investments in fully benefit-responsive investment contracts. For purposes of the Statements of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.

The Sharper Image Unitized Common Stock Fund is based on the Sharper Image Common Stock traded in active markets on national securities exchanges and is valued at closing prices on the last business day of each period presented.

Money market mutual funds are valued using the amortized cost method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.

The Sharper Image

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

Participant loans are valued at cost, which approximates fair value. Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investment- Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and Uncertainties – The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The fair market value of the Sharper Image Corp. unitized common stock component of The Sharper Image 401(k) Savings Plan as of December 31, 2007 was $216,355 (1.76% of the total fair market value of plan investments). However as a result of the Company’s Chapter 11 filing on February 19, 2008 and subsequent delisting from the NASDAQ stock exchange, the over the counter price of the common shares of the Company (SRPQ.PK) on July 11, 2008 was 1.86 cents per share.

The Plan’s investment options include funds that invest in securities of foreign companies which involve special risks and considerations not typically associated with investing in U.S companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

Administrative Expenses- Plan administrative expenses generally include stock fees, loan fees, participant fees, recordkeeping fees and accounting fees and are primarily paid through forfeited balances of terminated participants’ non-vested portion of the Company’s matching contributions. If the forfeiture balance is less than administrative expenses, the deficiency will be paid by the Company. Administrative expenses for the years ended December 31, 2008 and 2007 totaled $30,088 and $31,824, respectively.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are separately identified in the following table:

	December 31, 2008 Fair Value	December 31, 2007 Fair Value
BlackRock Funds:
Index Equity Fund	$ -	$ 1,287,348
Money Market Fund	-	2,059,148
AIM Small Cap Growth Fund	-	1,031,548
Growth Fund of America	-	2,140,901
American Balanced Fund	-	1,046,339
Fidelity Advisor Diversified International Fund	-	1,273,433
Washington Mutual Investors Fund	-	690,531

The Sharper Image

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held throughout the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2008	2007
Mutual Funds	$(1,355,783)	$ 36,104
Sharper Image Corp. Unitized Common Stock	(144,586)	(347,775)

Net (depreciation)	$(1,500,369)	$ (311,671)

4.	FAIR VALUE MEASUREMENTS

On January 1, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instruments’ level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of the year ended December 31, 2008, all assets had been distributed and thus no investments were held in the Plan. During the year ended December 31, 2008, the Plan did not have any investments falling into the Level 3 hierarchy.

5.	RELATED PARTY TRANSACTIONS

Certain Plan investments were shares of mutual funds, a money market fund and a common collective trust managed by PNC, or by a majority owned subsidiary of PNC. These funds are the BlackRock Funds and the Investment Contract Fund. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invested in units of the Company’s common stock and, therefore, these transactions also qualify as party-in-interest transactions.

6.	EXCESS CONTRIBUTIONS REFUNDABLE

During the years ended December 31, 2008 and 2007, the Plan failed certain of its nondiscrimination tests. As a result, refunds of excess contributions were paid out to participants in order for the Plan to meet compliance testing requirements. Refunds amounting to $35,340 for the 2008 Plan year were made prior to year end and are reflected in the Statement of Changes in Net Assets Available for Benefits as a reduction in participant contributions. An accrual was made for excess contributions for the year ended December 31, 2007, amounting to $58,124. These refunds were paid in the subsequent year in which these excess contributions occurred.

The Sharper Image

401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$ -	$ 12,330,799
Add: adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	-	1,699
Less: amounts allocated to withdrawing participants	-	(124,425)

Net assets available for benefits per Form 5500 Schedule H	$ -	$ 12,208,073

The following is a reconciliation of net decrease in net assets per the financial statements to the Form 5500:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Net decrease in net assets per the financial statements	$ (12,330,799)	$ (443,828)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust)	(1,699)	1,699
Add/Less: amounts allocated to withdrawing participants at December 31, 2007	124,425	(124,425)
Net loss per Form 5500 Schedule H	$ (12,208,073)	$ (566,554)

Amounts allocated to withdrawing participants represent amounts recorded on the Form 5500 for year ended December 31, 2007 for benefit claims that had been processed and approved for payment prior to December 31, 2007 but not yet paid as of that date. These distributions were paid during the year ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Sharper Image 401(k) Savings Plan BY PLAN ADMINISTRATIVE COMMITTEE

Date: June 16, 2009	by:	/s/ KEVIN J. PALMER
Kevin J. Palmer
VP and Controller,
ADMINISTRATIVE COMMITTEE